Exhibit 99.1
Transactions Effected by the Reporting Persons During the Past 60 Day

Date of Transaction	Reporting Person	Title of Class	Number of Shares Acquired (Disposed)	Price Per Share
8/12/2025	Vector Capital VI, L.P.	Common Stock	(706,991)	$1.0203 (1)
8/13/2025	Vector Capital VI, L.P.	Common Stock	(955,412)	$0.9918 (2)
8/14/2025	Vector Capital VI, L.P.	Common Stock	(252,776)	$0.9774 (3)

(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.99 to $1.13, inclusive.
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.98 to $1.01, inclusive
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.95 to $1.01, inclusive